UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Blueknight Energy Partners, L.P.
(Name of Issuer)
Series A Preferred Units
(Title of Class of Securities)
09625U208
(CUSIP Number)
Cushing MLP Asset Management, L.P.
8117 Preston Road, Suite 440
Dallas, Texas 75225
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
October 31, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09625U208

1	NAMES OF REPORTING PERSONS Swank Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,280,444

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,280,444

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,280,444

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO, HC

CUSIP No.	09625U208

1	NAMES OF REPORTING PERSONS Cushing MLP Asset Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,280,444

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,280,444

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,280,444

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN, IA

CUSIP No.	09625U208

1	NAMES OF REPORTING PERSONS Jerry V. Swank

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,280,444

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,280,444

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,280,444

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13D
This Schedule 13D (this “Schedule 13D”) is being filed on behalf of Swank Capital, L.L.C., a Texas limited liability company (“Swank Capital”), Cushing MLP Asset Management, LP, a Texas limited partnership (“MLP Advisors”), and Mr. Jerry V. Swank, the managing member of Swank Capital, relating to Series A Preferred Units (the “Preferred Units”) of Blueknight Energy Partners, L.P., a Delaware limited partnership (the “Issuer”).
This Schedule 13D relates to Preferred Units of the Issuer purchased by MLP Advisors through the accounts of investment funds managed by MLP Advisors (the “Advised Funds”). MLP Advisors serves as the investment adviser to the Advised Funds and may direct the vote and disposition of the 3,280,444 Preferred Units held by the Advised Funds. Swank Capital serves as the general partner of MLP Advisors and may direct MLP Advisors to direct the vote and disposition of the 3,280,444 Preferred Units held by the Advised Funds. As the principal of Swank Capital, Mr. Swank may direct the vote and disposition of the 3,280,444 Preferred Units held by the Advised Funds.

Item 1.	Security and Issuer

Securities acquired:	Series A Preferred Units (the “Preferred Units”).

Issuer:	Blueknight Energy Partners, L.P.
Two Warran Place
6120 South Yale Avenue, Suite 500
Tulsa, Oklahoma 74136

Item 2.	Identity and Background
(a) This Schedule 13D is jointly filed by Swank Capital, MLP Advisors and Mr. Swank. Because Mr. Swank is the principal of Swank Capital, which is the general partner of MLP Advisors (with Mr. Swank, MLP Advisors and Swank Capital hereinafter referred to as the “Reporting Persons”), the Reporting Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all of the Preferred Units held by the Advised Funds. The Reporting Persons are filing this Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.
(b) The principal place of business for each of the Reporting Persons is 8117 Preston Road, Suite 440, Dallas, Texas 75225.
(c) The principal occupation of Mr. Swank is serving as the managing member of Swank Capital. The principal business of Swank Capital is acting as the general partner of MLP Advisors. The principal business of MLP Advisors is investment management.
(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Swank Capital and MLP Advisors are organized under the laws of the State of Texas. Mr. Swank is a citizen of the United States of America.

Item 3.	Source and Amount of Funds
As of November 11, 2011, the Advised Funds had invested $892,099.01 (inclusive of brokerage commissions) in Preferred Units of the Issuer. The source of these funds was the working capital of the Advised Funds.

Item 4.	Purpose of the Transaction
The Advised Funds purchased the Preferred Units based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although the Reporting Persons have no specific plan or proposal to acquire or dispose of the Preferred Units, consistent with their investment purpose, the Reporting Persons at any time and from time to time may acquire additional Preferred Units or dispose of any or all of their Preferred Units depending upon an ongoing evaluation of the investment in the Preferred Units, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.
The Issuer conducted a rights offering to the holders of its Common Units, whereby the Issuer distributed to each holder of record, as of 5:00 p.m., New York City time, on September 27, 2011 (the “Record Date”), 0.5412 subscription rights (the “Rights”) for each Common Unit held of record as of the Record Date, which entitled such holder to purchase one Preferred Unit at a subscription price of $6.50 per Preferred Unit (the “Rights Offering”). The Rights expired on October 31, 2011. Upon exercise of the Rights, the Reporting Persons acquired 3,280,444 Preferred Units for investment purposes.
The Preferred Units are convertible into Common Units at the holder’s election on a one-for-one basis at a conversion price of $6.50 per Common Unit. The Preferred Units are convertible into Common Units at the option of the Issuer in various instances as described in the Fourth Amended and Restated Agreement of Limited Partnership of the Issuer. The purpose of the acquisition of the Preferred Units was for investment, and the acquisition of the Preferred Units was made in the ordinary course of business and was not made for the purpose of acquiring control of the Issuer.
Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives or regulators of the Issuer regarding the Issuer, including, but not limited to, its operations. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional Preferred Units of the Issuer, an extraordinary corporate transaction involving the Issuer and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer
(a) The aggregate percentage of Preferred Units reported to be owned by Swank Capital, MLP Advisors and Mr. Swank is based upon 33,385,452 Preferred Units outstanding, which is the total number of Preferred Units outstanding as of November 7, 2011, as calculated from the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2011.
Swank Capital, as the general partner of MLP Advisors, and MLP Advisors, the investment advisor to the Advised Funds, may be deemed to beneficially own the 3,280,444 Preferred Units held by the Advised Funds, representing approximately 9.8% of the issued and outstanding Preferred Units of the Issuer.
In addition, Mr. Swank, as the managing member of Swank Capital, the general partner of MLP Advisors, may also be deemed to beneficially own the 3,280,444 Preferred Units beneficially owned by the Advised Funds, representing approximately 9.8% of the issued and outstanding Preferred Units of the Issuer.
Swank Capital, MLP Advisors and Mr. Swank disclaim beneficial ownership of the Preferred Units held by the Advised Funds except to the extent of their pecuniary interest therein.
(b) Mr. Swank, as the managing member of Swank Capital, Swank Capital, as the general partner of MLP Advisors, and MLP Advisors, the investment manager of the Advised Funds, have the shared power to vote and dispose of the Preferred Units owned by the Advised Funds reported in this Schedule 13D.
The filing of this Schedule 13D shall not be construed as admission that Swank Capital, MLP Advisors or Mr. Swank is for the purposes of Section 13(d) or 13(g) of the Act the beneficial owner of any of the 3,280,444 Preferred Units owned by the Advised Funds. Pursuant to Rule 13d-4, Swank Capital, MLP Advisors and Mr. Swank disclaim all such beneficial ownership.
(c) The transactions in the Issuer’s securities during the sixty days prior to the date hereof made the Advised Funds and which may be attributed to the Reporting Persons are listed as Annex A attached hereto and made a part hereof. These transactions were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Preferred Units.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons.

Signatures
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 14, 2011

SWANK CAPITAL, L.L.C.
By:	/s/Jerry V. Swank
Jerry V. Swank
Managing Member

CUSHING MLP ASSET MANAGEMENT, LP
By:	Swank Capital, L.L.C., its general partner

By:	/s/Jerry V. Swank
Jerry V. Swank
Managing Member

/s/ Jerry V. Swank
Jerry V. Swank

Annex A

	Ticker
Trade Date	Symbol	Quantity	Price/Share

10/03/2011	BKEPR	100	$0.5000
10/03/2011	BKEPR	(100)	$0.8800
10/04/2011	BKEPR	337	$0.8598
10/05/2011	BKEPR	25,000	$0.8426
10/05/2011	BKEPR	75,000	$0.8460
10/06/2011	BKEPR	133,034	$0.8603
10/06/2011	BKEPR	62,066	$0.8603
10/06/2011	BKEPR	17,400	$0.8045
10/10/2011	BKEPR	77,090	$0.9000
10/10/2011	BKEPR	35,975	$0.9000
10/10/2011	BKEPR	9,894	$0.9000
10/11/2011	BKEPR	62,000	$0.8865
10/11/2011	BKEPR	30,000	$0.8865
10/12/2011	BKEPR	160,000	$0.9000
10/12/2011	BKEPR	300,000	$0.9000
10/20/2011	BKEPR	38,094	$0.5035